N E W S R E L E A S E

 September 4, 2013

Nevsun Reports 75 m of 1.7% Copper and 3.0% Zinc at Hambok

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) announces previously unreported assay results from drilling completed by the previous owner of the Mogoraib River exploration license that includes the Hambok mineral deposit.

HIGHLIGHTS

  Drilling confirms continuity of the massive sulphide body
  Hambok mineral deposit still open to the south, north and at depth
  Further mineral resource definition drilling underway
  Updated Mineral Resource estimate anticipated in early 2014
  High potential exploration targets in immediate mineral deposit area

Select high grade results include:

  HAM-10-062:  79.1 m @ 1.56% Cu, 2.02% Zn from 189.1 – 268.2 m in massive sulphide
  HAM-12-076:  47.9 m @ 1.48% Cu, 2.35% Zn from 213.8 – 261.7 m in massive sulphide
  HAM-12-078:  75.4 M @ 1.70% Cu, 2.95% Zn from 192.5 – 267.9 m in massive sulphide
  HAM-12-084:  47.0 m @ 1.50% Cu, 2.65% Zn from 141.6 – 188.5 m in massive sulphide

Assay results are from the thickest and best developed part of the Hambok deposit.

Nevsun reports that Bisha has started a resource definition drilling program at Hambok with expectation that the results will be included in a mineral resource estimate for Hambok that will be part of an overall resource and reserve estimate in Q1 2014 for the Bisha area deposits, effective December 31, 2013. A total of 2,713 metres in 8 holes were completed prior to the onset of the summer rainy season that has temporarily halted work until September.  Assay results from these holes are pending.

Hambok is a copper-zinc massive sulphide mineral deposit located 16 kilometers southwest of Nevsun’s Bisha Mine that represents potential additional feed for Bisha.  Hambok is on the 97.4 square kilometer Mogoraib River exploration license acquired in October 2012.

The deposit consists of a single massive sulphide lens that is steeply east dipping and lenticular in shape.  The massive sulphide lens extends for over 1,000 metres along strike and 350 metres on dip.  The distribution of base metal values is regular within the sulphide body. The best grades generally occur nearer to surface along the top and outer edges in the central area of the body.  The massive sulphide lens is open to the north and south and there is limited drilling at depth.

In 2009, the previous owner of the Hambok property completed 52 historical diamond drill holes totaling 11,984 metres on the deposit.  Between 2010 and 2012 an additional 33 holes totaling 10,923 metres of in-fill diamond drilling and 42 holes totaling 2,675 metres of RC (reverse circulation) drilling targeting near surface gold potential was completed to further evaluate this mineral deposit.  Much of the drilling completed in 2012 had not been assayed prior to the purchase of the Mogoraib River exploration license.  Bisha has now finished this work and the results for all holes drilled between 2010 and 2012 are reported in this release.

Bisha believes that there is significant expansion potential at Hambok and in the immediate area.  Compilation of a historical ground EM, IP (induced polarization) and soil geochemical data has highlighted possible extensions to the mineral deposit along strike and to the immediate west of the mineral deposit.  In addition, encouraging mineralization (e.g. 29.0 metres (drilled length) grading 0.83 grams per tonne Au, 0.71% Cu, 3.36% Zn including 10 metres grading 1.23 grams per tonne Au, 1.10% Cu, 5.94% Zn in hole ANK-006) has been intersected in the Aderat area located approximately 5 kilometres along strike to the north of Hambok by the previous owner.  A program of trenching has been initiated at this target with follow-up drilling planned for later in 2013.

TABLE 1: Hambok Drill Hole Data from holes drilled by previous owner, 2010 to 2012(1)
Hole ID	From (m)	To (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Length (m)
HAM-10-062	189.1	268.2	1.56	2.02	0.2	13.6	79.1
HAM-10-063	185.2	263.1	1.05	1.93	0.2	11.4	78.0
HAM-10-064	188.3	260.0	0.78	1.88	0.2	8.5	71.7
HAM-11-066	138.9	177.3	0.64	1.24	0.2	6.1	38.4
HAM-11-067	232.2	285.4	0.85	1.30	0.1	6.3	53.2
HAM-11-068	145.3	174.4	0.67	1.73	0.1	4.1	29.2
HAM-11-069	227.1	298.1	0.56	0.92	0.2	4.4	71.0
HAM-11-071	245.7	327.1	0.97	1.50	0.2	4.4	81.4
HAM-12-072	260.2	301.9	1.12	1.94	0.1	4.9	41.7
HAM-12-074	242.5	341.9	0.65	0.59	0.2	4.3	99.4
HAM-12-076	213.8	261.7	1.48	2.35	0.2	10.5	47.9
HAM-12-077	205.7	244.2	0.73	1.17	0.2	5.9	38.5
HAM-12-078	192.5	267.9	1.70	2.95	0.3	16.9	75.4
HAM-12-079	191.5	257.0	0.72	2.43	0.1	10.3	65.5
HAM-12-080	203.3	268.3	0.70	2.19	0.2	8.4	65.0
HAM-12-081	188.7	220.0	0.59	1.33	0.1	6.7	31.3
HAM-12-082	197.4	236.8	0.55	1.40	0.2	4.6	39.4
HAM-12-083	214.4	258.9	0.75	1.75	0.2	5.3	44.6
HAM-12-084	141.6	188.5	1.50	2.65	0.3	11.5	47.0
HAM-12-085	118.2	157.7	0.69	1.76	0.2	5.9	39.5
HAM-12-086	140.8	189.3	0.67	0.61	0.3	5.3	48.5
HAM-12-087	205.3	239.7	0.87	2.61	0.2	9.8	34.4
HAM-12-088	291.2	331.6	0.56	1.49	0.3	5.9	40.4
HAM-12-089	305.8	356.7	0.56	1.37	0.2	5.8	50.9
HAM-12-090	293.3	361.8	0.57	1.75	0.2	8.8	68.5
HAM-12-091	281.5	370.3	0.56	1.57	0.2	9.1	88.8
HAM-12-092	296.0	385.6	0.49	0.97	0.2	5.1	89.6
HAM-12-094	286.3	378.1	0.53	0.56	0.2	4.0	91.8
HAM-12-095	289.0	379.6	0.46	0.64	0.1	4.2	90.6
HAM-12-096	293.9	371.6	0.55	0.79	0.2	4.0	77.7

(1) Drill holes without significant mineralization have been excluded from the above table (holes 65, 70, 73, 75, 93).

A renewal for the Mogoraib River exploration license is pending as of the date of this news release.

TABLE 2: Location of drill holes for which results are being reported
Hole ID	Easting (mUTM)	Northing (mUTM)	Elevation (mabmsl)	Hole Depth	Azimuth	Dip
HAM-10-062	329143.3	1705039.6	628.6	280	285	-50
HAM-10-063	329119.5	1704947.8	628.3	280	285	-50
HAM-10-064	329166.9	1705093.0	627.8	277	285	-50
HAM-10-065	328833.1	1704498.9	632.1	137	285	-50
HAM-11-066	329176.2	1705319.3	627.9	189	285	-50

TABLE 2: Location of drill holes for which results are being reported
HAM-11-067	329260.2	1705291.1	626.7	295	278.5	-50
HAM-11-068	329154.1	1705225.9	628.3	190	280	-50
HAM-11-069	329236.2	1705197.2	626.8	313	280	-50
HAM-11-070	329355.0	1704980.0	614.0	550	285	-60
HAM-11-071	329198.3	1704980.4	620.0	340	285	-50
HAM-12-072	329163.6	1704886.9	617.0	328	285	-50
HAM-12-073	329395.0	1704913.0	612.0	529	285	-60
HAM-12-074	329227.0	1705116.0	614.0	352	285	-50
HAM-12-075	329323.0	1704853.0	618.0	514	285	-60
HAM-12-076	329110.0	1704904.0	618.0	280	285	-50
HAM-12-077	329095.0	1704853.0	620.0	277	285	-50
HAM-12-078	329143.0	1704998.0	619.0	283	285	-50
HAM-12-079	329177.0	1705131.0	613.0	265	285	-50
HAM-12-080	329197.0	1705164.0	619.0	283	285	-50
HAM-12-081	329201.0	1705216.0	620.0	238	285	-50
HAM-12-082	329217.0	1705260.0	618.0	253	285	-50
HAM-12-083	329231.0	1705316.0	617.0	274	285	-50
HAM-12-084	329093.0	1705014.0	619.0	208	285	-50
HAM-12-085	329109.0	1705176.0	620.0	172	285	-50
HAM-12-086	329057.8	1704921.1	618.0	214	285	-50
HAM-12-087	329233.0	1705361.1	624.0	255	285	-50
HAM-12-088	329318.7	1705335.7	622.0	351	285	-50
HAM-12-089	329327.4	1705285.9	621.0	375	285	-50
HAM-12-090	329308.9	1705235.0	622.0	377	285	-50
HAM-12-091	329289.1	1705190.2	615.0	376	285	-50
HAM-12-092	329276.4	1705098.9	619.0	398	285	-55
HAM-12-093	328795.0	1705324.0	621.0	300	105	-50
HAM-12-094	329286.7	1705139.0	613.0	391	285	-50
HAM-12-095	329262.1	1705069.2	617.0	394	285	-55
HAM-12-096	329255.0	1705012.8	617.0	385	285	-55

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program on the Hambok deposit. This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Results from work by the previous owner are acceptable.

Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.

Drilling intercepts lengths only are reported in the tables and text above; it is estimated that true width will be approximately 85% of the mineralized intersections reported

Mr. Paul Gribble C.Eng., FIMMM, BMSC's Chief Resource Geologist has been overseeing the drilling and resource work at Hambok and is a Qualified Person as defined by NI 43-101. Mr. Gribble has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future \and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s exploration activities or operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters, obtaining extensions or renewals to licences, concessions, permits or consents from governmental authorities and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Hambok Plan
August 2013
Legend
Diamond DH post Jan. 2009 - Dec. 2012
Diamond DH pre Jan. 2009
Regional Road
Massive Sulphide Body
328500
328750
329000
329250
329500
1705750
1705500
1705250
1705000
1704750
1704500
HAM-12-093
HAM-12-087
HAM-11-067
HAM-12-088
HAM-12-083
HAM-12-089
HAM-11-066
HAM-12-082
HAM-11-068
HAM-12-090
HAM-12-081
HAM-11-069
HAM-12-091
HAM-12-085
HAM-12-080
HAM-12-094
HAM-12-079
HAM-12-074
HAM-12-064
HAM-12-092
HAM-10-062
HAM-12-095
HAM-12-096
HAM-12-084
HAM-12-078
HAM-11-070
HAM-11-071
HAM-10-063
HAM-12-073
HAM-12-086
HAM-12-076
HAM-12-072
HAM-12-075
HAM-12-077
HAM-10-065
0 87.5 175 350 m
Scale: 1:5,500
WGS 1984 UTM Zone 37 N
Hambok